SUNation Energy, Inc.

171 Remington Boulevard

Ronkonkoma, NY 11779

April 28, 2025

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Sarah Sidwell

Re:	SUNation Energy, Inc.

Registration Statement on Form S-3

Filed April 22, 2025

Securities Act File No. 333-286663

Request for Acceleration of Effectiveness

Dear Ms. Sidwell:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, SUNation Energy, Inc. (the “Registrant”) respectfully requests acceleration of its Registration Statement on Form S-3 (File No. 333-286663), filed on April 22, 2025, so that it will become effective at 9:00 a.m. (Eastern time) on April 29, 2025, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to email Theodore Ghorra, the Registrant’s outside counsel, at theodore.ghorra@rimonlaw.com or by phone at 212-515-9979.

The Registrant acknowledges that, if the Securities and Exchange Commission or its staff, acting pursuant to delegated authority (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(i)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUNation Energy, Inc.

By:	/s/ Scott Maskin
Scott Maskin, CEO

Cc:	Theodore J. Ghorra, Esq., Rimon P.C.

James Brennan, CFO, SUNation Energy, Inc.